SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2019
KT Corporation

By:	/s/ Seunghoon Chi
Name: Seunghoon Chi
Title: Vice President

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Director

KT 2018 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. KT Corp has applied new accounting standard of ‘K-IFRS 1115’ as of Jan 1st, 2018. Accordingly, we have elected the modified retrospective approach which will recognize the cumulative impact of the new standard as an adjustment to retained earnings as at January 1 2018, the period of initial application. That said, there are no obligation to apply the new standard to previous financial statements. In this material, despite the new accounting standard, we have included the restated figures for 2018 prepared under IFRS 1018 (old-standard) for investors’ understandings. The restated figures are followed by ‘*’ marking. However, please be noted that these restated figures have not been audited or reviewed by external auditors. If you have any related questions to this material, please contact IR department. Tel : +82-2-3495-3512, 3254, 3564, 3976, 5343 Fax : +82-2-3495-5917

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

K-IFRS / Consolidated

1-1 Financial Highlights

Income Statement

☐ **Operating Revenue**
KRW 23.8tn, YoY +1.6%

- Service Revenue
  KRW 20.2tn, YoY +0.1%

☐ **Operating Income**
KRW 1.2tn, YoY -11.4%

☐ **Net Income**
KRW 715.1bn, YoY +27.3%

☐ **EBITDA**
KRW 4.5tn, YoY -5.1%

(Unit: KRW bn)

	4Q17*	3Q18*	4Q18*	QoQ	YoY	3Q18	4Q18	QoQ	FY17*	FY18*	YoY	FY18
Operating Revenue	6,106.6	5,986.0	6,045.5	1.0%	-1.0%	5,948.5	5,994.5	0.8%	23,387.3	23,751.7	1.6%	23,460.1
Service Revenue	5,058.2	5,138.2	5,027.6	-2.2%	-0.6%	5,096.9	5,021.1	-1.5%	20,123.1	20,137.6	0.1%	19,985.2
Merchandise Revenue	1,048.4	847.8	1,017.9	20.1%	-2.9%	851.5	973.4	14.3%	3,264.2	3,614.1	10.7%	3,475.0
Operating Expense	5,972.8	5,665.2	5,959.9	5.2%	-0.2%	5,579.0	5,898.7	5.7%	22,012.0	22,533.3	2.4%	22,198.6
Operating Income	133.7	320.8	85.6	-73.3%	-36.0%	369.5	95.8	-74.1%	1,375.3	1,218.4	-11.4%	1,261.5
Margin	2.2%	5.4%	1.4%	-3.9%p	-0.8%p	6.2%	1.6%	-4.6%p	5.9%	5.1%	-0.8%p	5.4%
Non-op. Income/loss	-247.3	-39.1	-90.6	Deficit Increased	Deficit Decreased	-35.4	-83.3	Deficit Increased	-538.3	-191.5	Deficit Decreased	-170.8
Income before taxes	-113.6	281.6	-5.1	TR	Deficit Decreased	334.0	12.5	-96.2%	837.0	1,026.9	22.7%	1,090.7
Net Income	-123.5	201.0	4.6	-97.7%	TB	239.5	18.1	-92.5%	561.5	715.1	27.3%	762.3
Margin	-2.0%	3.4%	0.1%	-3.3%p	2.1%p	4.0%	0.3%	-3.7%p	2.4%	3.0%	0.6%p	3.2%
EBITDA	968.8	1,136.2	898.0	-21.0%	-7.3%	1,184.9	908.2	-23.3%	4,739.8	4,500.1	-5.1%	4,543.3
Margin	15.9%	19.0%	14.9%	-4.1%p	-1.0%p	19.9%	15.2%	-4.8%p	20.3%	18.9%	-1.3%p	19.4%

* IFRS 1018 applied (old-standard) : Restated figures have been provided for investors' understanding.
The figures have not been audited or reviewed by external auditors. (applies to other slides)

3

K-IFRS / Consolidated 1-2 Financial Highlights Operating Expenses (Unit: KRW bn) Operating Expenses 4Q17* 3Q18* 4Q18* QoQ YoY 3Q18 4Q18 QoQ FY17* FY18* YoY FY18 KRW 22.5tn, YoY +2.4% Operating Expenses 5,972.8 5,665.2 5,959.9 5.2% -0.2% 5,579.0 5,898.7 5.7% 22,012.0 22,533.3 2.4% 22,198.6 Labor Cost KRW 3.85tn, YoY +7.8% Labor Cost 978.0 930.2 1,004.8 8.0% 2.7% 930.1 1,006.1 8.2% 3,568.5 3,848.2 7.8% 3,845.8 General Expense General Expense 2,536.4 2,492.8 2,510.6 0.7% -1.0% 2,494.6 2,499.1 0.2% 9,868.1 9,833.7 -0.3% 9,801.4 KRW 9.84tn, YoY -0.3% Cost of Service Provided 676.4 678.8 681.7 0.4% 0.8% 678.8 681.9 0.5% 2,568.6 2,620.8 2.0% 2,620.2 Cost of Service Provided Selling Expense 613.8 624.5 657.2 5.2% 7.1% 536.6 606.0 12.9% 2,243.7 2,333.7 4.0% 2,034.1 KRW 2.62tn, YoY +2.0% Cost of Merchandise 1,168.1 938.9 1,105.6 17.8% -5.4% 938.9 1,105.6 17.8% 3,763.0 3,897.0 3.6% 3,897.0 Cost of Merchandise KRW 3.90tn, YoY +3.6% (Unit: KRW bn) Marketing Expenses 4Q17* 3Q18* 4Q18* QoQ YoY FY17* FY18* YoY KRW 2.64tn, YoY -1.6% Marketing Expenses 703.2 674.7 676.2 0.2% -3.8% 2,684.1 2,641.2 -1.6% KT Separate, Profit from handset sales adjusted / Selling expenses + Advertising expenses 4

K-IFRS / Consolidated 1-3 Financial Highlights Financial Position (Unit: KRW bn) Equity increase on IFRS15 4Q 17* 3Q 18 4Q 18 QoQ YoY application Assets 29,730.9 32,794.8 32,188.8 -1.8% 8.3% - Cumulative impact reflected in Jan 1st, 2018 retained earnings Cash & Cash Equivalents 1,928.2 2,718.1 2,703.4 -0.5% 40.2% Liabilities 16,520.3 18,093.3 17,457.6 -3.5% 5.7% Debt Position Borrowings 6,683.7 6,370.2 6,648.3 4.4% -0.5% Borrowings: KRW 6.65tn Equity 13,210.6 14,701.5 14,731.3 0.2% 11.5% Capital Stock 1,564.5 1,564.5 1,564.5 0.0% 0.0% New Debt: KRW 3.94tn Net Debt 4,755.5 3,652.1 3,944.9 8.0% -17.0% Debt Ratio Debt / Equity 125.1% 123.1% 118.5% -4.6%p -6.5%p Net Debt / Equity 36.0% 24.8% 26.8% 1.9%p -9.2%p Debt to Equity: 118.5% Net Debt to Equity: 26.8% 134.2% 125.1% 120.0% 123.1% 118.5% 112.1% 116.5% 108.6% Debt to Equity 41.4% 36.9% 34.9% 36.0% 34.7% 30.2% 24.8% 26.8% Net Debt to Equity 1Q17 * 2Q17 * 3Q17 * 4Q17 * 1Q18 2Q18 3Q18 4Q18 5

END K-IFRS / Separate 1-4 Financial Highlights CAPEX (Unit: KRW bn) Access Network 2018 CAPEX Backbone Network B2B KRW 1.98tn executed 3,313 Others Executed 85.9% of 2018 Guidance CAPEX Breakdown 2,514 2,397 2,359 2,250 Access Network: KRW 1.03tn 1,870 1,977 Backbone Network: KRW 448.1bn 1,362 1,133 1,316 B2B: KRW 304.7bn 1,196 1,035 Others: KRW 189.0bn 466 452 428 241 492 497 448 394 517 736 362 298 305 330 227 258 259 189 2013 2014 2015 2016 2017 2018 6

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

K-IFRS / Consolidated 2-1 Business Overview Wireless (Unit: KRW bn) Wireless down by 2.3% YoY 4Q17* 3Q18* 4Q18* QoQ YoY 3Q18 4Q18 QoQ FY17* FY18* YoY FY18 Service revenue declined on increased Wireless 1,811.4 1,778.6 1,698.2 -4.5% -6.2% 1,760.1 1,689.6 -4.0% 7,203.3 7,040.9 -2.3% 6,954.1 take-up of ‘selective tariff discount’ Service 1,699.9 1,657.4 1,625.5 -1.9% -4.4% 1,638.9 1,616.8 -1.3% 6,747.0 6,610.3 -2.0% 6,523.5 and compensation for service failure caused by fire in cable tunnel, Interconnection 111.5 121.2 72.7 -40.0% -34.8% 121.2 72.7 -40.0% 456.3 430.6 -5.6% 430.6 YoY -2.0% [Wireless Subscriber] (Unit: 1,000) 20,662 20,920 21,120 20,015 20,378 19,521 19,795 Net addition and LTE penetration 19,234 continues Wireless net adds of 1.1M 79.4% 80.4% 77.2% 77.9% 78.5% Net subscriber addition continues with 75.9% 76.2% 76.7% successful launch of new pricing plan ‘Data ON’ LTE penetration reached 80.4% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Subscribers % of LTE 8

K-IFRS / Consolidated 2-2 Business Overview Wireline (Unit: KRW bn) Wireline down by 2.1% YoY 4Q17* 3Q18* 4Q18* QoQ YoY 3Q18 4Q18 QoQ FY17* FY18* YoY FY18 Wireline 1,202.6 1,200.0 1,190.3 -0.8% -1.0% 1,186.4 1,178.4 -0.7% 4,901.1 4,799.0 -2.1% 4,745.1 Telephony Telephony 431.0 421.7 418.3 -0.8% -2.9% 421.1 417.8 -0.8% 1,834.3 1,710.8 -6.7% 1,708.3 Revenue down by 6.7% YoY Broadband 512.0 512.8 511.6 -0.2% -0.1% 499.7 500.3 0.1% 2,012.6 2,050.1 1.9% 1,998.6 on cord-cutting and usage drop Line lease 259.6 265.5 260.3 -1.9% 0.3% 265.5 260.4 -2.0% 1,054.2 1,038.1 -1.5% 1,038.2 [Broadband Subscriber] (Unit: 1,000) Broadband Revenue up by 1.9% YoY with 8,708 8,758 8,659 8,698 8,729 8,573 8,640 8,653 GiGA subscriber expansion despite interconnection rate decline - Revenue excluding interconnection up 54.2% 56.0% 51.9% 48.9% 44.9% by 2.9% YoY 41.5% 37.5% 33.0% 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Subscribers % of GiGA 9

K-IFRS / Consolidated 2-3 Business Overview Media / Contents (Unit: KRW bn) Media/Contents up by 9.4% YoY 4Q17* 3Q18* 4Q18* QoQ YoY 3Q18 4Q18 QoQ FY17* FY18* YoY FY18 Media/Contents 584.8 625.3 658.1 5.2% 12.5% 616.2 648.7 5.3% 2,238.4 2,449.2 9.4% 2,414.3 Media 472.3 501.9 514.2 2.5% 8.9% 493.2 508.0 3.0% 1,818.3 1,972.9 8.5% 1,942.8 Media IPTV net adds of 380K Contents 112.4 123.4 143.8 16.6% 27.9% 123.0 140.7 14.4% 420.1 476.2 13.4% 471.5 Media revenue up by 8.5% YoY on high-quality subscriber expansion [IPTV Subscriber] (Unit: 1,000) and platform revenue increase 7,775 7,851 7,573 7,672 7,397 7,472 7,161 7,280 Contents Up by 13.4% YoY on T-commerce revenue growth of KTH 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 Number of IPTV subscribers differs from MSIT’s release that applies “Combined Market Share Regulation” under the IPTV law. (KT’s 6-month average pay TV subscribers as of 1H18 are 6,605,107.) 10

K-IFRS / Consolidated 2-4 Business Overview Finance and Others (Unit: KRW bn) Finance down by 2.4% YoY 4Q17* 3Q18* 4Q18* QoQ YoY 3Q18 4Q18 QoQ FY17* FY18* YoY FY18 Finance 892.8 882.3 863.2 -2.2% -3.3% 882.3 863.2 -2.2% 3,528.3 3,444.9 -2.4% 3,444.9 Other Services up by 6.7% YoY Other Services 566.6 652.0 617.8 -5.2% 9.0% 652.0 641.2 -1.7% 2,252.0 2,403.6 6.7% 2,426.8 Other Services revenue up on IT / Solution 237.0 273.0 271.3 -0.6% 14.5% 273.0 271.3 -0.6% 954.5 1,041.5 9.1% 1,041.5 IDC and real estate growth Real Estate 113.6 141.3 105.2 -25.5% -7.3% 141.3 128.5 -9.0% 446.6 451.3 1.1% 474.6 Others 216.1 237.7 241.3 1.5% 11.7% 237.7 241.3 1.5% 850.9 910.9 7.0% 910.7 (Unit: KRW bn) Merchandise up by 10.7% YoY 4Q17* 3Q18* 4Q18* QoQ YoY 3Q18 4Q18 QoQ FY17* FY18* YoY FY18 Merchandise 1,048.4 847.8 1,017.9 20.1% -2.9% 851.5 973.4 14.3% 3,264.2 3,614.1 10.7% 3,475.0 11

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

Contents 1 Financial Highlights 2 Business Overviews 3 Q&A 4 Appendix

4-1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	4Q 17*	1Q 18*	2Q 18*	3Q 18*	4Q 18*	1Q 18	2Q 18	3Q 18	4Q 18
Operating revenue	6,106.6	5,837.9	5,882.4	5,986.0	6,045.5	5,710.2	5,806.9	5,948.5	5,994.5
Service revenue	5,058.2	4,921.7	5,050.2	5,138.2	5,027.6	4,863.6	5,003.6	5,096.9	5,021.1
Wireless	1,811.4	1,777.9	1,786.2	1,778.6	1,698.2	1,740.8	1,763.7	1,760.1	1,689.6
Fixed line	1,202.6	1,212.4	1,196.3	1,200.0	1,190.3	1,198.8	1,181.5	1,186.4	1,178.4
Media/Contents	584.8	561.7	604.2	625.3	658.1	554.2	595.2	616.2	648.7
Finance	892.8	832.7	866.7	882.3	863.2	832.7	866.7	882.3	863.2
Others	566.6	537.0	596.8	652.0	617.8	537.1	596.5	652.0	641.2
Merchandise rev.	1,048.4	916.1	832.2	847.8	1,017.9	846.6	803.4	851.5	973.4
Operating expense	5,972.8	5,402.7	5,505.4	5,665.2	5,959.9	5,313.1	5,407.8	5,579.0	5,898.7
Service expense	4,804.7	4,458.3	4,597.3	4,726.4	4,854.3	4,368.6	4,499.6	4,640.2	4,793.2
Labor expense	978.0	923.5	989.6	930.2	1,004.8	922.1	987.5	930.1	1,006.1
General expense	2,536.4	2,363.6	2,466.6	2,492.8	2,510.6	2,353.1	2,454.6	2,494.6	2,499.1
Cost of svc provided	676.4	649.7	610.5	678.8	681.7	649.7	609.8	678.8	681.9
Selling expense	613.8	521.4	530.5	624.5	657.2	443.7	447.8	536.6	606.0
Merchandise cost	1,168.1	944.4	908.2	938.9	1,105.6	944.4	908.2	938.9	1,105.6
Operating income	133.7	435.1	376.9	320.8	85.6	397.1	399.1	369.5	95.8
N-OP income (loss)	-247.3	-47.2	-14.6	-39.1	-90.6	-44.1	-7.9	-35.4	-83.3
N-operating income	235.6	128.7	210.5	100.3	146.8	130.0	211.3	101.0	147.9
N-operating expense	469.1	174.9	226.3	136.5	234.7	173.2	220.5	133.5	228.4
Equity method (G/L)	-13.9	-1.0	1.2	-3.0	-2.7	-1.0	1.2	-3.0	-2.7
Income bf taxes	-113.6	388.0	362.4	281.6	-5.1	353.0	391.2	334.0	12.5
Income tax	9.9	135.4	105.4	80.6	-9.7	128.9	110.5	94.6	-5.6
Income from con. op	-123.5	252.5	256.9	201.0	4.6	224.1	280.7	239.5	18.1
Income from discon. op	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Net income	-123.5	252.5	256.9	201.0	4.6	224.1	280.7	239.5	18.1
NI contribution to KT	-126.1	227.5	229.5	184.8	1.8	197.0	251.0	222.5	18.0
EBITDA	968.8	1,266.9	1,199.0	1,136.2	898.0	1,228.9	1,221.2	1,184.9	908.2
EBITDA Margin	15.9%	21.7%	20.4%	19.0%	14.9%	21.5%	21.0%	19.9%	15.2%

KT Separate	4Q 17*	1Q 18*	2Q 18*	3Q 18*	4Q 18*	1Q 18	2Q 18	3Q 18	4Q 18
Operating revenue	4,575.3	4,418.4	4,344.7	4,402.7	4,491.5	4,297.2	4,283.0	4,358.2	4,418.2
Service revenue	3,570.0	3,555.1	3,622.7	3,619.7	3,532.4	3,501.5	3,581.4	3,582.3	3,508.3
Wireless	1,782.5	1,751.3	1,758.9	1,751.2	1,665.5	1,713.8	1,735.5	1,731.4	1,655.0
Fixed line	1,186.5	1,197.9	1,189.3	1,186.3	1,176.9	1,186.5	1,176.4	1,174.7	1,167.1
Media	317.6	323.1	361.9	359.2	366.0	318.7	357.2	353.5	362.3
Other service	283.4	282.8	312.7	323.1	324.0	282.5	312.3	322.6	323.9
Merchandise rev.	1,005.3	863.3	722.0	783.0	959.1	795.6	701.6	775.9	909.9
Operating expense	4,514.9	4,078.8	4,067.5	4,184.9	4,457.6	3,992.2	3,975.4	4,077.6	4,359.8
Service expense	3,473.3	3,227.9	3,348.5	3,403.8	3,510.7	3,141.3	3,256.4	3,296.6	3,412.9
Labor expense	575.3	526.9	599.0	540.4	542.6	526.9	599.0	540.4	542.6
General expense	1,779.0	1,633.4	1,671.2	1,675.4	1,750.9	1,627.8	1,658.8	1,658.3	1,731.2
Cost of svc provided	507.6	519.0	518.1	540.4	528.7	519.0	518.1	540.4	528.7
Selling expense	611.3	548.5	560.2	647.6	688.4	467.6	480.5	557.5	610.3
Merchandise cost	1,041.7	850.9	718.9	781.0	946.9	850.9	718.9	781.0	946.9
Operating income	60.4	339.6	277.2	217.8	33.9	305.0	307.7	280.6	58.4
N-OP income (loss)	-205.2	124.3	-27.9	-7.9	-175.0	127.3	-21.3	-4.2	-167.7
N-operating income	200.8	283.5	185.2	104.6	125.3	284.8	186.0	105.2	126.3
N-operating expense	406.0	159.2	213.1	112.4	300.3	157.5	207.2	109.4	294.0
Income bf taxes	-144.8	463.9	249.3	210.0	-141.1	432.2	286.4	276.4	-109.3
Income tax	-14.8	123.9	66.6	56.0	50.7	115.4	76.5	73.8	58.8
Net income	-130.1	340.0	182.8	153.9	-191.8	316.8	209.9	202.6	-168.1
EBITDA	805.7	1,081.3	1,009.0	940.3	755.2	1,046.6	1,039.4	1,003.1	779.7
EBITDA Margin	17.6%	24.5%	23.2%	21.4%	16.8%	24.4%	24.3%	23.0%	17.6%

* K-IFRS 1018 (old-standard)

14

4-2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 17*	2Q 17*	3Q 17*	4Q 17*	1Q 18	2Q 18	3Q 18	4Q 18
Asset	**30,252.9**	**27,975.8**	**29,523.3**	**29,730.9**	**30,618.1**	**30,118.3**	**32,794.8**	**32,188.8**
Current assets	**10,008.4**	**7,743.1**	**9,504.4**	**9,672.4**	**11.078.6**	**10,847.2**	**13,812.8**	**11,894.3**
Cash & cash equi.	2,002.1	1,656.5	2,168.6	1,928.2	1,777.5	2,249.7	2,718.1	2,703.4
Trade & other rec	3,347.0	3,535.1	3,591.1	3,706.1	3,636.7	3,740.1	3,951.1	3,874.9
Inventories	499.0	420.0	346.7	457.7	716.0	594.5	503.5	684.0
Other current asset	4,160.2	2,131.6	3,398.0	3,580.4	4,948.5	4,262.9	6,640.1	4,631.9
- Prepaid_Contract cost	-	-	-	-	987.2	1,037.8	1,070.5	1,098.2
- Contract assets	-	-	-	-	313.1	298.4	305.2	306.9
Non-current assets	**20,244.5**	**20,232.7**	**20,018.9**	**20,058.5**	**19,539.5**	**19,271.1**	**18,982.0**	**20,294.6**
Trade & other rec	609.6	647.8	629.8	800.6	689.2	770.1	678.8	810.6
P.P.E	13,865.5	13,409.7	13,288.5	13,562.3	13,161.7	13,000.0	12,855.3	13,068.3
Other current asset	5,769.4	6,175.2	6,100.5	5,695.6	5,688.5	5,501.0	5,448.0	6,415.7
- Prepaid_Contract cost	-	-	-	-	343.5	362.6	368.5	371.7
- Contract assets	-	-	-	-	74.0	79.3	92.9	91.9
Liabilities	**17,335.3**	**14,787.2**	**16,102.0**	**16,520.3**	**16,474.1**	**15,681.3**	**18,093.3**	**17,457.6**
Current liabilities	**9,730.6**	**7,291.8**	**8,831.7**	**9,474.2**	**9,453.7**	**9,117.6**	**11,185.1**	**9,387.7**
Trade & other payables	7,386.0	5,628.9	6,673.9	7,357.4	6,974.4	6,199.7	8,700.2	7,007.5
Short-term borrowings	1,647.5	988.7	1,586.0	1,573.5	1,534.3	1,940.0	1,417.0	1,368.5
Others	697.2	674.3	571.8	543.3	945.1	977.9	1,067.9	1,011.7
- Contract liabilities	-	-	-	-	270.8	281.0	289.3	300.7
Non-current liabilities	**7,604.7**	**7,495.4**	**7,270.2**	**7,046.1**	**7,020.4**	**6,563.7**	**6,908.2**	**8,069.8**
Trade & other payables	886.9	894.1	900.6	893.1	667.9	661.0	658.2	1,513.9
Long-term borrowings	5,697.7	5,536.3	5,262.2	5,110.2	5,155.0	4,664.5	4,953.2	5,279.8
Others	1,020.0	1,065.0	1,107.5	1,042.8	1,197.5	1,238.2	1,296.8	1,276.2
- Contract liabilities	-	-	-	-	52.1	45.8	42.1	46.8
Equity	**12,917.6**	**13,188.6**	**13,421.3**	**13,210.6**	**14,144.0**	**14,437.0**	**14,701.5**	**14,731.3**
Retained earnings	9,792.1	10,011.6	10,190.7	9,988.4	10,860.2	11,107.9	11,336.5	11,328.9

KT Separate	1Q 17*	2Q 17*	3Q 17*	4Q 17*	1Q 18	2Q 18	3Q 18	4Q 18
Asset	**23,827.5**	**23,031.6**	**23,532.2**	**23,485.2**	**24,790.1**	**24,528.5**	**24,958.9**	**26,010.9**
Current assets	**4,652.4**	**4,104.5**	**4,753.3**	**4,529.9**	**6,462.9**	**6,416.9**	**7,126.4**	**6,861.6**
Cash & cash equi.	1,102.6	911.6	1,323.8	1,166.4	1,064.1	1,464.3	1,832.5	1,779.7
Trade & other rec	2,713.8	2,767.8	2,751.9	2,890.6	2,997.9	2,977.9	2,969.0	2,968.8
Inventories	287.2	205.3	142.3	232.2	450.7	360.4	298.5	465.3
Other current asset	548.8	219.7	535.4	240.6	1,950.3	1,614.4	2,026.4	1,647.8
- Prepaid_Contract cost	-	-	-	-	1,005.8	1,048.7	1,090.8	1,127.8
- Contract assets	-	-	-	-	289.1	274.7	282.5	285.3
Non-current assets	**19,175.1**	**18,927.1**	**18,778.9**	**18,955.4**	**18,327.1**	**18,111.6**	**17,832.5**	**19,149.3**
Trade & other rec	541.7	581.7	556.8	735.7	624.1	705.1	611.1	766.3
P.P.E	11,538.2	11,117.3	11,074.7	11,375.0	11,008.2	10,777.8	10,645.3	10,864.4
Other current asset	7,095.2	7,228.1	7,147.3	6,844.6	6,694.9	6,628.7	6,576.1	7,518.6
- Prepaid_Contract cost	-	-	-	-	331.4	336.9	349.8	360.0
- Contract assets	-	-	-	-	64.0	69.3	82.5	81.6
Liabilities	**12,508.1**	**11,549.5**	**11,894.8**	**12,039.9**	**12,320.3**	**11,869.2**	**12,091.3**	**13,299.2**
Current liabilities	**5,652.6**	**4,758.0**	**5,354.3**	**5,612.7**	**5,899.2**	**5,943.6**	**5,822.2**	**5,908.5**
Trade & other payables	3,842.5	3,653.6	3,733.4	4,109.5	4,074.7	3,602.2	3,887.7	4,002.4
Short-term borrowings	1,433.4	712.4	1,336.6	1,298.5	1,230.1	1,688.7	1,179.3	1,181.4
Others	376.6	392.0	284.4	204.7	594.4	652.8	755.2	724.7
- Contract liabilities	-	-	-	-	274.4	280.0	287.4	301.1
Non-current liabilities	**6,855.5**	**6,791.5**	**6,540.5**	**6,427.2**	**6,421.1**	**5,925.5**	**6,269.1**	**7,390.7**
Trade & other payables	942.9	945.0	946.3	958.2	728.4	711.1	706.2	1,460.1
Long-term borrowings	5,370.6	5,278.5	5,006.7	4,914.4	5,007.5	4,515.1	4,815.8	5,132.1
Others	542.0	568.0	587.4	554.6	685.2	699.4	747.1	798.5
- Contract liabilities	-	-	-	-	47.6	41.7	38.8	43.7
Equity	**11,319.4**	**11,482.1**	**11,637.5**	**11,445.3**	**12,469.8**	**12,659.4**	**12,867.6**	**12,711.7**
Retained earnings	9,376.3	9,535.1	9,682.5	9,478.7	10,514.6	10,721.5	10,923.0	10,740.0

* K-IFRS 1018 (old-standard)

15

K-IFRS / Separate

4-3 Subscribers

Wireless	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	3Q 18	4Q 18	QoQ	YoY
Subscribers (Unit: 1,000)[1]										
Total (LTE+WCDMA)	19,234	19,521	19,795	20,015	20,378	20,662	20,920	21,120	1.0%	5.5%
Net additions	342	287	274	220	363	284	258	200	-22.2%	-9.0%
Gross additions	1,243	1,225	1,270	1,264	1,211	1,160	1,200	1,179	-1.7%	-6.7%
Deactivation[2]	901	938	996	1,043	848	876	942	978	3.9%	-6.7%
Churn rate	1.6%	1.6%	1.7%	1.7%	1.4%	1.4%	1.5%	1.6%	0.1%p	-0.1%p
LTE	14,608	14,869	15,179	15,462	15,867	16,224	16,612	16,971	2.2%	9.8%
LTE Penetration rate	75.9%	76.2%	76.7%	77.2%	77.9%	78.5%	79.4%	80.4%	1.0%p	3.2%p
ARPU (KRW)[3]	34,537	34,554	34,608	34,077	32,993	32,733	32,372	31,608[4]	-2.4%	-7.2%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)
Note 2) Deactivation: Mandatory deactivation included
Note 3) ARPU = Wireless revenue* / Wireless subscribers**
* Wireless revenue(3G, LTE and IoT included):Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included
** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter
Note 4) ARPU based on old standard (New standard wireless ARPU 31,450)

Wireline	1Q 17	2Q 17	3Q 17	4Q 17	1Q 18	2Q 18	3Q 18	4Q 18	QoQ	YoY
Subscribers (Unit:1,000)										
Telephony	16,129	16,045	15,815	15,610	15,478	15,343	15,163	14,992	-1.1%	-4.0%
PSTN	12,679	12,576	12,376	12,201	12,080	11,949	11,786	11,637	-1.3%	-4.6%
VoIP	3,450	3,469	3,439	3,409	3,398	3,394	3,377	3,355	-0.7%	-1.6%
Broadband	8,573	8,640	8,708	8,758	8,653	8,659	8,698	8,729	0.4%	-0.3%
IPTV (OTV+OTS)	7,161	7,280	7,397	7,472	7,573	7,672	7,775	7,851	1.0%	5.1%

※ Number of IPTV subscribers differs from MSIT's release that applies "Combined Market Share Regulation" under the IPTV law.
(KT's 6-month average pay TV subscribers as of 1H18 are 6,605,107.)

16

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